FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	October	…………………………………………………… ,	2011	..

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	October 5, 2011	….	By ……/s/…… Masashiro Kobayashi………
(Signature)*

Masashiro Kobayashi
Deputy Senior General Manager
Global Finance Accounting Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. An overview of Corporate Governance at Canon Inc.

The following is an overview of Corporate Governance at Canon Inc.

October 5, 2011

Canon Inc.

I.	Fundamental Policy Concerning Corporate Governance and Basic Information about Capital Structure, Corporate Attributes, etc.

1.	Fundamental Policy

In order to establish a sound corporate governance structure and continuously raise corporate value, the Company believes that it is essential to improve management transparency and strengthen management supervising functions. At the same time, a sense of ethics and mission held by each executive and employee of a company is very important in order to achieve continuous corporate growth and development.

2.	Capital Structure

Percentage of Shares Held by Foreign Investors	30% and above
Overview of Major Shareholders (Revised)
Name of Shareholders	Number of Shares Held (Shares)	Shareholding Ratio (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	64,693,600	4.85
The Dai-Ichi Life Insurance Company, Limited	62,360,380	4.68
The Master Trust Bank of Japan, Ltd. (Trust Account)	57,911,400	4.34
Moxley and Co.	43,309,147	3.25
JP Morgan Chase Bank 380055	38,365,889	2.88
State Street Bank and Trust Company	29,494,022	2.21
State Street Bank and Trust Company 505223	28,268,758	2.12
Deutsche Securities Inc.	27,997,270	2.10
SSBT OD05 OMNIBUS ACCOUNT – TREATY CLIENTS	25,146,400	1.89
Sompo Japan Insurance Inc.	22,939,987	1.72

Existence or Nonexistence of Controlling Shareholder, excluding Parent Company	-----
Existence or Nonexistence of Parent Company	Nonexistent

Supplementary Information (Revised):

Supplementary information regarding “Overview of Major Shareholders,” under item 2, Capital Structure:

“Overview of Major Shareholders” is as of June 30, 2011. In addition, as of the same date, the Company held 118,196,149 shares (Shareholding Ratio 8.86%) in the form of treasury stock.

3.	Corporate Attributes

Stock Exchange Listings	Tokyo (1st Section), Osaka (1st Section), Nagoya (1st Section), Sapporo (Existing Market), and Fukuoka (Existing Market)
Fiscal Year-end	December
Sector	Electric appliances
Number of Employees (Consolidated)	1,000 and above
Net Sales (Consolidated)	1 trillion yen and above
Number of Subsidiaries and Affiliates	300 and above

4.	Guidelines for the Protection of Minority Shareholders When Making Transactions with Controlling Shareholders, etc.

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5.	Other Special Circumstances that may have a Material Impact on Corporate Governance (Revised)

As of September 30, 2011, the Company has 2 listed subsidiaries in Japan. The Company respects the independence of each company in its managerial decision-making and execution of duties.

II.	Overview of Corporate Governance Structure in terms of the Organization of Management regarding Managerial Decision-Making, Execution of Duty, Oversight and other matters

1.	Items Concerning Institutional Structure, Organizational Operation, etc.

Organization Form	Company with a Board of Corporate Auditors

Director

Number of Directors in the Company’s Articles of Incorporation	30
Term of Directors specified in the Company’s Articles of Incorporation	1 year
Chairman of the Board of Directors	Chairman of the Company (excluding the case when the chairman of the company concurrently holds position of president)
Number of Directors	19
Elected Outside Directors	None

Corporate Auditors

Existence or Nonexistence of a Board of Corporate Auditors	Exists
Number of Corporate Auditors in the Company’s Articles of Incorporation	5
Number of Corporate Auditors	5

Cooperation among Corporate Auditors, Accounting Auditors and Internal Auditing:

Cooperation between Corporate Auditors and Accounting Auditors

At the beginning of the year, the Corporate Auditors and the Board of Corporate Auditors receive from the Accounting Auditors an outline of their audit plan and a report on important auditing items on which the Corporate Auditors and the Board of Corporate Auditors express their opinion with respect to validity. The Corporate Auditors and the Board of Corporate Auditors also conduct timely exchanges of opinion with the Accounting Auditors on such subjects as the results of audits and the Accounting Auditors’ grasp of the Company’s internal control systems and their evaluation of risk.

Furthermore, in addition to observing the Accounting Auditors’ fieldwork and audit reviews as necessary, the Corporate Auditors and the Board of Corporate Auditors always receive from the Accounting Auditors audit reports on accounting and internal control. At the same time, to check the validity of the audit, the Company’s Corporate Auditors receive detailed explanations, from the Accounting Auditors about the quality management system regarding audits.

Besides this, the Corporate Auditors and Board of Corporate Auditors maintain constant coordination with the Accounting Auditors by, among others, requesting timely reports on the progression of various audits.

Regarding external audits, with the aim of monitoring the independence of auditors, the Company introduced a Board of Auditors’ pre-approval system which targets contracts and remuneration.

Cooperation between Corporate Auditors and Internal Auditing

At the beginning of the year, the Corporate Auditors and the Board of Corporate Auditors confirm with the Corporate Audit Center, which serves as the Company’s internal auditing arm, the outline of their internal audit plan and internal auditing subjects.

The Corporate Auditors and Board of Corporate Auditors receive from the Corporate Audit Center a report on the audit and the evaluation after the conclusion of the internal audit on such subjects as business operation audits and internal control systems. The Corporate Audit Center also reports on the internal audit results regarding product quality, environmental issues, information security and physical security.

Outside Corporate Auditors	Elected
Number of Outside Corporate Auditors	3
Number of Outside Corporate Auditors considered to be Independent Auditors*	3

* “Independent Auditor” as defined by Rule 436-2 of the Securities Listing Regulations of Tokyo Stock Exchange, Inc.

Relation with the Company (1):

Name	Occupation	Relation with the Company
Tadashi Ohe	Attorney	A current Outside Director or Outside Corporate Auditor of another company
Kazunori Watanabe	Certified Public Accountant	A current Outside Director or Outside Corporate Auditor of another company
Kuniyoshi Kitamura	Former employee of another company	A current Outside Director or Outside Corporate Auditor of another company

Relation with the Company (2):

Name	Independent Auditor	Supplementary Information in Regard to Applicable Items	Reason(s) for Appointing the Relevant Outside Corporate Auditor
Tadashi Ohe	Yes	NA

Since there are no particular personal or economic relationships such as advisory contracts etc., between the Company and Tadashi Ohe, the judgment criteria regarding independent auditor attributes do not apply.

On March 31, 2010, the Company gave notification to secure independent auditor eligibility for Tadashi Ohe.

Tadashi Ohe is engaged as a lawyer that has in an impartial and objective manner provided his legal expert opinion in accordance with his conscience at director meetings etc.

Kazunori Watanabe	Yes	NA

Although Kazunori Watanabe was employed by the Company’s Accounting Auditor, since the consideration for non-audit services was not a substantial amount, the judgment criteria regarding independent auditor attributes do not apply.

On March 31, 2010, the Company gave notification to secure independent auditor eligibility for Kazunori Watanabe.

Kazunori Watanabe is a certified public accountant engaged in the business of corporate accounting and committee activity of the Japanese Institute of Certified Public Accountants for many years that has played an important role in carrying out sufficient management monitor functions from an objective and impartial standpoint.

Kuniyoshi Kitamura	Yes	NA

Although Kuniyoshi Kitamura was employed by a life insurance company holding the Company’s shares and said company is also one of many parties that the Company does business with, since a conflict of interest with general shareholders is unlikely to occur due to the percentage of shareholding and amount of trading between the two companies, the judgment criteria regarding independent auditors attributes do not apply.

On March 31, 2010, the Company gave notification to secure independent auditor eligibility for Kuniyoshi Kitamura

As a businessperson with know-how being in charge of the investigative arm of a life insurance company, and a person with experience working in broad fields such as sales and corporate planning, Kuniyoshi Kitamura has used his good and balanced sense of judgment.

Independent Directors/Auditors

Number of Independent Directors/Auditors	3

Other Independent Director/Auditor related Items:

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Incentives

Implementation of Measures to Grant Incentives to Directors	Introduction of performance linked remuneration, Introduction of Stock Option Plan

Supplementary Information regarding Applicable Item:

Introduction of performance linked remuneration

As for director bonuses, the calculation of total amount to be granted is based on criteria set by the Company and is linked to the Company’s performance for the relevant fiscal year. The total amount to be granted is then proposed at the Company’s Ordinary General Meeting of Shareholders for shareholder approval.

Introduction of Stock Option Plan

The Company aims to contribute to sustained improvement in corporate value, raising the mid- to long-term motivation and morale of grantees to improve business performance, and linking this to a further enhancement of corporate strength.

The Grantees of Stock Options	Internal Directors, Employees, and Others

Supplementary Information regarding Applicable Item:

“Employees” mean senior employees that are assigned important duties. “Others” mean executive officers.

Director Remuneration

Disclosure of Individual Director Remuneration	Partial disclosure of individual director remuneration

Supplementary Information regarding Applicable Item:

Individual disclosure information for those whose total remuneration is 100 million yen or above is contained in the Company’s annual securities report (Yuukashouken houkokusho).

Existence or Nonexistence of Policies that Determine the Amount or Calculation Method of Remuneration	Exists

Disclosure of Policies that Determine the Amount or Calculation Method of Remuneration:

Policies regarding the Determination of Director Remuneration etc. are provided below.

Remuneration Structure

The following three elements comprise remuneration to directors:

Basic Compensation: compensation for executing of business operations

Bonus: bonus links to business results of current fiscal year

Retirement Allowance: remuneration for the contribution to the Company during tenure

In addition to the above, the Company issues stock options for the purpose of providing effective incentives to improve business results on a medium and long-term basis.

Determination Method

i.	Basic Compensation

The maximum amount of total compensation to directors is determined by the Ordinary General Meeting of Shareholders. The remuneration to each director is determined by the meeting of the Board of Directors based on criteria set by the Company.

ii.	Director Bonuses

Director bonuses are calculated based on internal criteria considering the performance of the Company. The total amount is proposed to and approved by the Ordinary General Meeting of Shareholders. The bonus amount paid to individual directors is determined at a meeting of the Board of Directors, based on the total approved amount, taking into account the position and performance of each director.

iii.	Retirement Allowances

Retirement allowances are paid at the time of retirement in appreciation of their services during their terms in offices. The amount of allowance is calculated based on monthly basic compensation and the number of years of service, etc. to the Company and is proposed to and approved by the Ordinary General Meeting of Shareholders.

iv.	Stock Options

The Company issues stock option plans for the purpose of enhancing directors’ motivation and morale to improve the Company’s performance. Issuance of share options as stock options without compensation and features of such stock options is proposed to and approved by the Ordinary General Meeting of Shareholders.

The Support System for Outside Directors (Outside Corporate Auditors)

The Company supports the five Corporate Auditors, which include Outside Corporate Auditors, by staffing full-time workers at the Office of Corporate Auditors.

Outside Corporate Auditors are given prior explanations of the Board of Directors meeting agendas, provided by a Non-outside Corporate Auditor or the person in charge of the relevant division. In addition, although all Outside Corporate Auditors are charged with attending all meetings to receive reports and explanations regarding conducted audits from the Accounting Auditors and Corporate Audit Center, when an Outside Corporate Auditor is not able to attend such meetings, a Corporate Auditor or full-time staff member that did attend will provide a report to enable the Outside Corporate Auditors to grasp the situation. Furthermore, the Board of Corporate Auditors, which meets at least once a month, holds liaison meetings, at any time, for the purpose of sharing information and supplementing the Board of Corporate Auditor Meetings, and exchanging information on important items and various audit details among themselves.

2.	Items Concerning Functions such as Execution of Duties, Audit and Supervision, Designation, and Remuneration Determination (Overview of the current state of Corporate Governance Structure) (Revised)

The Company makes use of the corporate auditor system. With a Board consisting of 19 directors, none of which are Outside Directors, the Company pursues practical and efficient management decision-making. In addition, to appropriately respond to factors such as further business expansion and a shift toward globalization the Company introduced an executive officer system from April 1, 2008, strengthening control, execution, and monitoring functions even further. Furthermore, the Company constructed a corporate governance system, through a proprietary internal auditing system. The Corporate Audit Center – the Company’s internal auditing arm – as a separate dedicated organization conducts audits and evaluations and provides guidance on laws and regulations, internal control systems etc. in line with internal audit guidelines.

Important management decisions are made at Board of Directors’ meetings and by the Executive Committee, an institution headed by the Company’s Chairman and CEO, which deliberates, decides on, and approves important group managerial matters. Additionally, the Company has set up the five “Management Committees,” below, which individually focus on important management themes as it aims for swift and workable decision making. These committees also serve to compliment our operational headquarters system and internal check and balance mechanism.

Management Committees

i.	Management Strategy Committee

Headed by the Company’s Chairman and CEO, this committee deliberates issues regarding capital investments, business expansion etc., after directors report the current status and explain problems, solutions and future directions of their operations.

ii.	New Business Development Committee

Headed by the Company’s Chairman and CEO, this committee meets to approve or reject new business proposals and to monitor newly formed businesses. It also determines, among others, whether businesses, including existing businesses, should be continued.

iii.	Corporate Ethics and Compliance Committee

Headed by the Company’s President and COO, and made up of directors and heads of each operation, this committee meets four times a year to determine and approve policies and measure related to law and regulatory compliance and corporate ethics. Given the nature of this committee, the Company’s Corporate Auditors also participate in the meetings in an oversight capacity.

iv.	Internal Control Committee

Headed by the Company’s President and COO, and including all directors and presidents of all group companies, this committee controls the activities and construction of a framework for group internal control.

v.	Disclosure Committee

Headed by the Company’s President and COO, this committee makes decision on disclosure necessity, content, timing, etc., based on relevant laws and regulations as well as rules of each financial instruments exchange, with the aim to disclose important Company information in a prompt, accurate and comprehensive manner. For information that needs to be disclosed in the Company’s securities reports (yuukashouken houkokusho) and brief announcements on the settlement of accounts (kessan tannshin), etc., the committee receives reports from working groups in charge of information disclosure with each operation.

Corporate Auditors, Board of Corporate Auditors

In accordance with auditing policies, the division of duties, etc., the five Corporate Auditors, three of which are Outside Corporate Auditors, play a role in monitoring management, by attending Board of Directors’ meetings, Executive Committee meetings, etc., listening to business reports from directors etc., reviewing documents etc. related to important decisions, and conducting strict audits by investigating etc. the situation of work and property. Furthermore, the Corporate Auditors cooperate closely with the accounting auditors and the Company’s internal auditing arm, and such cooperation services to improve each monitoring function.

Internal Audits

The Corporate Audit Center – the Company’s internal auditing arm – as a separate dedicated organization conducts audits and evaluations and provides guidance on laws and regulations, internal control systems etc. in line with internal audit guidelines. In particular, for specific themes such as product quality, the environment, information security, physical security etc., each division with supervisory responsibilities cooperation with the Corporate Audit Center in conducting audits.

External Audits

Regarding external audits, with the aim of monitoring the independency of the accounting firm, the Company introduced a prior approval system by the Board of Corporate Auditors for contents of auditing and other service contracts and relevant fees. Based on policies and procedures of the prior approval for both auditing and non-auditing services,” each contract is closely reviewed for prior approval.

The Company has an auditing service contract with Ernst & Young ShinNihon LLC to audit its financial statements. To check the validity of the audit, the Company’s Corporate Auditors receive detailed explanations, from the Accounting Auditors about the quality management system regarding audits.

The names and other details of the certified public accountants that carried out accounting audit work for the Company for the 110th Business Term (fiscal year 2010, which ended December) are listed below.

Certified Public Accountant			Accounting Firm
Designated Partner	Engagement Partner	Noriharu Fujita	Ernst & Young ShinNihon LLC
Designated Partner	Engagement Partner	Norimitsu Yanai	Ernst & Young ShinNihon LLC
Designated Partner	Engagement Partner	Yuichiro Munakata	Ernst & Young ShinNihon LLC
Designated Partner	Engagement Partner	Shigeru Sekiguchi	Ernst & Young ShinNihon LLC

Note 1: Since all partners with have fewer than 7 years of consecutive audits, the number of years of consecutive audits have been omitted.

Note 2: The accounting firm has voluntarily taken measures to ensure that Engagement Partners do not work in excess of the fixed term of auditing the Company.

Auditing assistants that carried out audit work for the Company: (Certified Public Accountants: 20; Others: 37)

3.	Reasons for Operating Under the Current Corporate Governance Structure (Revised)

Important business matters are actively discussed and ratified during meetings of the Board of Directors and Executive Committee. The Company’s board consists of 19 Directors. Based on the Company’s view that more practical, efficient decisions and appropriate supervision can be made by people with well-developed knowledge of the Company’s affairs, the Company does not employ outside directors. In the Company’s case, this management structure has functioned effectively since its establishment in view of the fact that the Company has seen steady improvement on various fronts.

In addition to this, on April 1, 2008, the Company introduced the Executive Officer System as it became necessary to strengthen management, execution, and monitoring functions even further to respond appropriately to factors such as further future business expansion and a shift toward globalization. As of September 30, 2011, the Company had 15 executive officers that support directors in the execution of assigned duties. With this, the Company has a structure in place where directors can focus more on management and supervision.

In addition to having five Corporate Auditors, three of whom are Independent* and Outside Corporate Auditors, in order to ensure effective corporate governance, the Company employs diverse internal control systems, including enhancing the structure and authority of its internal auditing; having Corporate Auditors and the Corporate Audit Center work closely with the Accounting Auditors. These measures support the effective implementation of the Company’s corporate governance, while also making possible the maintaining and strengthening of this structure.

* “Independent Director(s)/Auditor(s)” as defined by Rule 436-2 of the Securities Listing Regulations of Tokyo Stock Exchange, Inc.

III.	Implementation of Measures Related to Shareholders and Other Stakeholders

1.	Measures to Revitalize the Shareholders’ Meetings and Facilitate the Exercise of Voting Rights

Supplementary Information
Early Distribution of Notice Regarding the Ordinary General Meeting of Shareholders	The Company sent its Notice of Convocation of the Ordinary General Meeting of Shareholders 27 days prior to its latest Ordinary General Meeting of Shareholders.
Exercise of Voting Rights through Electromagnetic Means	Exercise of voting rights through the internet is possible
Adoption of a Platform for Electronic Exercising of Voting Rights and Other Measures to Improve the Environment for Exercising Voting Rights for Institutional Investors	A platform for the electronic exercising of voting rights has been adopted
Providing Notice of Convocation (Summary) an English	For foreign shareholders, the Company prepares English translations of its Notice of Convocation of the Ordinary General Meeting of Shareholders and distributes this information to standing proxies.

2.	IR Activities (Revised)

	Supplementary Information	Existence or Nonexistence of explanations by a company representative
Development and Publication of Disclosure Policy	In line with related laws and regulations as well as disclosure rules of related stock exchanges, in order to enhance the system for disclosing accurate and comprehensive information for shareholders and capital markets, the Company established the Disclosure Committee in April 2005. For important company information, this committee is charged with investigating and determining the necessity, content, and timing of timely disclosure. At the same time, the company has constructed a system for the prompt and comprehensive gathering of information from each operation where important company information is generated. The company also maintains measures for the prompt and accurate disclosure of information regarding managements situation through a management policy conferences, quarterly earnings conferences, individual investors conferences and enhance home page among others.
Holding of Periodic Conferences for Individual Investors	In 2006, the Senior Managing Director and Group Executive of Finance & Accounting Headquarters (at that time) held two conferences. In 2008, the Managing Director and Group Executive of Finance	Exists

& Accounting Headquarters held a conference. In 2009, the Managing Director and Group Executive of Finance & Accounting Headquarters held a conference. In 2011, the Chairman & CEO held a conference.
Holding of Periodic Conferences for Analysts and Institutional Investors

In 2008, the Chairman & CEO and President & COO held a Corporate Strategy Conference. Furthermore, on the day financial results were announced on a quarterly basis, conferences for analysts and institutional investors in Japan to report the results were held by the Managing Director and Group Executive of Finance & Accounting Headquarters. In addition, the Company held one conference, focusing on a product group hosted by the executive in charge of the group.

In 2009, the Chairman & CEO and President & COO held a Corporate Strategy Conference. Furthermore, on the day financial results were announced on a quarterly basis, conferences for analysts and institutional investors in Japan to report the results were held by the Managing Director and Group Executive of Finance & Accounting Headquarters.

In 2010, the Chairman & CEO and President & COO held a Corporate Strategy Conference. Furthermore, on the day financial results were announced on a quarterly basis, conferences for analysts and institutional investors in Japan to report the results were held by the Executive Officer and Group Executive of Finance & Accounting Headquarters for the first-quarter and by the Executive Vice President & CFO from the second quarter on.

In 2011, the Chairman & CEO and President & COO held a Corporate Strategy Conference. Furthermore, on the day financial results were announced on a quarterly basis, conferences for analysts and institutional investors in Japan to report the results were held by the Executive Vice President & CFO.

Exists
Holding of Periodic Conferences for Overseas Investors

In 2008, the Managing Director and Group Executive of Finance & Accounting Headquarters visited overseas investors to discuss the Company’s management and business strategies. In addition, on the day financial results were announced on a quarterly basis, the Managing Director and Group Executive of Finance & Accounting Headquarters hosted conference calls to report results.

In 2009, on the day financial results were announced on a quarterly basis, the Managing

Exists

Director and Group Executive of Finance & Accounting Headquarters hosted conference calls to report results.

In 2010, on the day financial results were announced on a quarterly basis, conference calls to report results were hosted by the Executive Officer and Group Executive of Finance & Accounting Headquarters for the first-quarter and by the Executive Vice President & CFO from the second quarter on.

In 2011, the Executive Vice President & CFO visited overseas investors to discuss the Company’s management and business strategies. In addition, on the day financial results were announced on a quarterly basis, the Executive Vice President & CFO hosted conference calls to report results.

Posting of IR Materials on Homepage

As a general rule, the Company strives to post all disclosed materials on its Japanese and English language websites. The websites also include information on the Company’s stock price, historical financial data (10-year summary), and audio or video from various recently held investor-related conferences.

Establishment of a Post for IR

The IR Promotion Division, which is a part of the Global Accounting Management Center, organized under Finance & Accounting Headquarters, is in charge of investor relations. The Director in charge of investor relations is the Executive Vice President & CFO. The person in charge of the investor relations program on a day-to-day basis is the deputy senior general manager.

3.	Measures Concerning Respecting the Position of Stakeholders (Revised)

Supplementary Information
Internal Rules, etc. Regarding Respecting the Position of Stakeholders

In line with Canon’s corporate philosophy of kyosei—living and working together for the common good—the Company works to fulfill its social responsibilities, fostering good relations, not only with its customers, the communities in which the Company operates, and shareholders, but also with nations and the environment. These objectives are outlined in the Canon Group Code of Conduct, which Canon Directors and employees adhere to when conducting business activities.

Implementation of Environmental Conservation Activities, CSR Activities, etc.

Regarding the Company’s environmental conservation activities and CSR activities, related divisions are in charge of handling these responsibilities in accordance with Canon’s corporate philosophy of kyosei.

Detailed information on these activities appears in the Sustainability Report, which the Company publishes to ensure accountability to its stakeholders.

On April 1, 2011, a department dedicated to CSR, the Corporate Social Responsibility Office, was established.
Establishment of Policies, etc. Concerning Supplying Information for Stakeholders

As for information-disclosure policies, the Company has drawn up its own guidelines, which it adheres to when disclosing information. In addition, the Company established the Disclosure Committee in 2005 to ensure that important management information is disclosed in an accurate, comprehensive, and fair manner.

IV.	Items Related to Internal Control Systems

Basic Policy Concerning Internal Control Systems and Overview of their Implementation

1.	Systems to ensure that the Company conforms to laws and regulations in the execution of duties by directors and employees
(1).

Based on the spirit of the “Three Selfs” (self-motivation, self-management, and self-awareness)—a Canon universal principle dating back to the Company’s founding—the Company established the Canon Group Code of Conduct as a standard to which Directors, Executive Officers and employees must adhere when performing their work. Canon’s Corporate Ethics and Compliance Committee, which manages and oversees this initiative, promotes compliance activities through compliance staff assigned to each division.

(2).

The Company ensures the implementation of the basic policy that provides not to have any relation with antisocial forces, and also maintains and improves the cooperation structure with external institutions such as police by establishing a department in charge.

(3).	The Company’s internal auditing, legal, and other divisions work to strengthen compliance through law-abidance guidance and monitoring on its business activities.
(4).	An in-house hotline system is employed to help prevent improprieties.

2.	System for Maintaining and Managing Information Relating to the Performance of Duties by Directors

Information relating to the performance of duties by Directors is maintained and managed in accordance with the Company’s basic rules for document management and other in-house rules. A system has been established that enables Directors, Corporate Auditors, and internal auditing to access this information anytime.

3.	Rules and Other Systems Regarding Management of Risk of Loss

(1).	Important matters are carefully deliberated at the Executive Committee and in other various Committees to eliminate or reduce business risks.
(2).

Business processes are specified and risks are evaluated based on guidelines of the Internal Control Committee to ensure the accuracy and reliability of financial reporting. This must be documented in writing, and the status of control activity is regularly confirmed.

(3).

A risk management system is created through the formulation and observance of various in-house rules to protect the Company from diversifying risks (quality, environmental, disaster, information-related, export management, etc.) and maintain public faith. In particular, Basic Policies Regarding Product Safety have been established, which govern efforts in supplying customers with safe products that will allow comfortable and satisfactory use.

(4).	Auditing by internal auditing is carried out for the early detection and resolution of risks.

4.	System for Assuring Directors’ Efficient Execution of Duties

(1).	Important matters are carefully deliberated in advance by the Executive Committee and in various Committees to promote prompt and appropriate decision making by Directors.
(2).

Management policies are explained in long-term management plans, and the Company goals are given concrete shape in medium-term plans. In addition, annual and quarterly short-term plans and monthly budgetary control are used to monitor performance progress, through which the Company makes optimum use of management resources.

5.	System for Ensuring Appropriate Groupwide Operations

(1).	Based on the Canon Group Code of Conduct, the Company promotes Groupwide compliance and infuses an awareness of compliance and corporate ethics.
(2).	The internal auditing, legal, and other divisions provide guidance and monitoring with regard to the observance of laws in the business activities of all Group companies.
(3).	The soundness and efficiency of the Group’s business activities are ensured by means of Groupwide medium-term plans and deliberations in the various Committees.

6.	Matters Regarding Employees Who Assist the Duties of Corporate Auditors and Their Independence

(1).	The Office of Corporate Auditors has been established, and full-time employees of a requisite size have been assigned to it.
(2).	The Office is an organization independent of the Board of Directors, and changes in its personnel require the prior consent of the Board of Corporate Auditors.

7.	System of Reporting to Corporate Auditors and Other Systems for Securing the Effectiveness of Auditing by Corporate Auditors
(1).	Directors promptly report to corporate auditors matters that may have a significant impact on the Company.
(2).	Directors, Executive Officers and employees deliver reports periodically to Corporate Auditors regarding matters the Directors and Corporate Auditors have previously agreed upon in consultations.
(3).	Corporate auditors periodically receive reports from accounting auditors.
(4).	Corporate auditors attend Executive Committee and other important meetings.

Basic Policy and Overview of Implementation toward Elimination of Antisocial Forces

1.	Basic Policy

The Company has established a basic policy that the Company and all of its Group companies will take a firm attitude against and cut off relation with antisocial forces which bring threats to order and safety of civil society.

2.	Overview of Implementation

(1).

Based on a resolution of the Board of Directors’ meeting, the Company has incorporated a provision on cutting off relation with antisocial forces in the Internal Control Systems as mentioned above, and also incorporates provisions to the same effect in the Employment Regulation, in order to ensure the employees’ implementation thereof.

(2).

The General Affairs Division of the Company’s Headquarter is set as the administration department of the Group to deal with antisocial forces, and endeavors to prevent transactions, etc. with antisocial forces by sharing information regarding antisocial forces and countermeasures against them with each general affairs department of the Group.

(3).	The Company establishes a cooperation structure with external institutions such as police and lawyers.

(4).	Regarding payments for auspices, the Company reviews them in advance in order to check that there is not any issue based on legal and corporate ethical perspective.

V.	Other

1.	Matters Regarding Takeover Defense – Not Introduced

Supplementary information regarding related items:

2.	Items Concerning Corporate Governance Systems (Revised)

The following is an overview of recently implemented measures aimed at enhancing corporate governance.

In 2004, the Company established the Corporate Ethics and Compliance Committee and Internal Control Committee as standing committees with the president appointed as chairman of both organizations. The aim of the Corporate Ethics and Compliance Committee is to raise and infuse compliance and ethical awareness throughout the Company. To raise the effectiveness of these activities, the related administrative department, which had been part of the General Affairs Headquarters, was made an independent unit—the Corporate Ethics and Compliance Administration Office—under the direct control of the Company’s president. A Company Director was appointed to head the office.

The Internal Control Committee has built a highly effective own internal control system and has started activities, which not only aim to ensure the reliability of the Company’s financial reporting, but also to ensure the effectiveness and efficiency of the Company’s business operations, as well as compliance with related laws.

With regard to securing the reliability of financial reporting, we have received evaluations from Ernst & Young ShinNihon LLC that our internal control is effective under the Sarbanex-Oxley Act and Financial Instruments and Exchange Act, which we have employed for five years and two years, respectively.

Additionally, in order to enhance the management monitoring function of the Board of Corporate Auditors, from March 30, 2006, the number of Corporate Auditors was increased from four (two Non-outside Corporate Auditors, two Outside Corporate Auditors) to five (two Non-outside Corporate Auditors, three Outside Corporate Auditors). Moreover, in order to strengthen the auditing function of the Corporate Audit Center, which is in charge of the internal auditing, the staff has been gradually increased and numbered 71 (as of September 30, 2011).

Through these measures, the Company has placed emphasis on building systems to ensure the proper functioning of corporate governance. Going forward, to ensure the everlasting functioning of corporate governance and the Company’s continued growth and development, the Company will foster a corporate culture whereby all Directors and all employees conduct themselves with an awareness of compliance and corporate ethics.

Corporate Governance

Overview of Timely Disclosure System

Internal system for timely disclosure of corporate information

In order to disclose necessary information in a fair, equitable, and timely manner for important corporate information considered for timely disclosure, the Company’s Disclosure Committee, which is chaired by the Company’s president, receives reports from the division in charge regarding the relevant information, and determines whether disclosure is necessary or not.

For matters that have been reported, the Disclosure Committee which is made up of members from finance & accounting, legal affairs, corporate communications as well as persons in charge of the relevant information, is charged with making prompt necessary decisions on timely disclosure such as the necessity of timely disclosure, the timing of disclosure, disclosure content, disclosure method.

Furthermore, the Disclosure Committee is also charged with constructing and maintaining a disclosure system which includes the assessment of disclosure management of important corporate information.

Regarding information on decisions made by the Company, considered important corporate information, the Company has a system in place whereby information is promptly disclosed after decisions are made by necessary internal organizations.